

July 2, 2013

<u>Via E-mail</u>
Mark J. Hawkins
Executive Vice President and CFO
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

    Re: **Autodesk, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2013
              Filed March 18, 2013
              Form 10-Q for the Quarterly Period Ended April 30, 2013
              Filed June 5, 2013
              File No. 000-14338

Dear Mr. Hawkins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013</u>

<u>Item 1. Business</u>

<u>Marketing and Sales, page 8</u>

1.   Tech Data Corporation and its affiliates, accounted for 23% of your net revenue for fiscal 2013. However, you state that your business is not substantially dependent on Tech Data Corporation, for the reason that resellers and end users that rely on this distributor would be able to continue to obtain products under substantially the same terms through other distributors. With a view toward future disclosure, please tell us what consideration you gave to including a discussion regarding any territorial restrictions in the distributorship

agreements, that would hinder or delay end users' ability to obtain your products, in the event that your relationship with Tech Data Corporation were disrupted.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 34

2.   We note that for the Media and Entertainment ("M&E") reporting unit, you determined that a two-step impairment test was necessary and based on this test, you determined that the goodwill allocated to the M&E reporting unit was not impaired. Please tell us the extent to which the M&E reporting unit's fair value exceeded its carrying value. Also, if you perform a two-step impairment test in future periods, and the estimated fair value of a reporting unit is not substantially in excess of its carrying value, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

Results of Operations, page 37

3.   Please provide us with the activity in your partner programs account for each year presented and tell us what consideration was given to providing a discussion of this information in MD&A considering your discussion of the results of operations does not provide investors much insight into the trends and uncertainties related to these adjustments which may have a material effect on revenue. We refer you to SEC Release 33-8350.

Other Financial Information, page 45

4.   You state in this section that you believe the non-GAAP measures are useful to investors
       in evaluating your operating performance. With a view toward future disclosure, please
       explain in more detail in your response letter why management believes presentation of
       the non-GAAP financial measure provides useful information to investors regarding your
       operating performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

5.   We note your disclosure that maintenance contracts associated with software license sales
       may range up to five years. Please clarify whether you sell initial maintenance contracts
       bundled with your licenses for five years and if so, tell us how you have established
       VSOE of fair value for terms of this length including how you determined that the terms
       were substantive, taking into account the economic life of the software being sold.

Item 11. Executive Compensation, page 93 (Incorporated by Reference From Definitive Proxy
Statement on Schedule 14A Filed April 29, 2013)

Compensation Discussion and Analysis

Executive Summary, page 23

6.   It appears that although your named executive officers participated in the 2013 Executive
       Incentive Plan, they received short-term incentive compensation based on results
       achieved under the Autodesk Incentive Plan (the "AIP"). In your response letter, please
       clarify why, if true, awards to your executive officers in 2013 were based on the AIP.
       Also, disclose in your response the performance target amounts for the 2013 AIP and
       actual performance relative to those targets, and explain how you calculated the 92.3%
       funding level for the AIP. Refer to Item 402(b)(2) of Regulation S-K. Finally it appears
       that the short term cash awards paid to your named executive officers are included under
       the bonus column of the summary compensation table. Advise why the awards were not
       included under the non-equity incentive plan compensation column.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

7.   We note your disclosure that revenues from your flagship products declined 13% during the three months ended April 30, 2013, as compared to the same period in the prior fiscal year. We note you appear to attribute this decline in part to the decrease in the number of seats sold. Please tell us whether any other factors materially impacted your flagship products revenues.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief